

As filed with the Securities Exchange Commission on April 8, 2016

Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WINNEBAGO INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Iowa	**42-0802678**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P. O. Box 152, Forest City, Iowa	**50436**
(Address of principal executive offices)	(Zip Code)

(641) 585-3535
(Registrant's telephone number, including area code)

Scott C. Folkers, Esq.
Vice President, General Counsel and Secretary
Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436
(641) 585-6809

(Name, Address, including Zip Code and Telephone Number, including Area Code of Agent for Service)

Copies of Communications To:

Jonathan B. Levy, Esq.
Lindquist & Vennum LLP
4200 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
(612) 371-3211

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☒

Non-accelerated filer ☐   (Do not check if a smaller reporting company)   Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered [1]	Amount to be registered [1]	Proposed maximum offering price per share [1]	Proposed maximum aggregate offering price [1]	Amount of registration fee [2]
Common Stock, par value $.50 per share			$35,000,000	$3,524.50

1. The registrant is registering an indeterminate number of the identified securities up to a proposed maximum aggregate offering price of $35,000,000, which may be offered from time to time at indeterminate prices. The registrant has estimated the proposed maximum aggregate offering price solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

2. Pursuant to Rule 457(p) under the Securities Act of 1933, the registrant is applying the filing fee of $4,774 associated with the unsold securities under its registration statement on Form S-3 (No. 333-187720) initially filed with the Securities and Exchange Commission on April 4, 2013, as amended by Amendment No. 1 to Form S-3 on April 30, 2013 against the total filing fee of $3,524.50 that would otherwise be due in connection with this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED APRIL 8, 2016

The information in this prospectus is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PROSPECTUS

WINNEBAGO INDUSTRIES, INC.

**P.O. Box 152
Forest City Iowa, 50436
(641) 585-3535**

COMMON STOCK, $0.50 PAR VALUE PER SHARE

We may offer for sale from time to time in one or more issuances shares of our common stock with an aggregate initial offering price of up to $35,000,000. We will offer the shares of common stock in an amount and at prices to be determined by market conditions at the time of the offering. We will provide the specific offering terms in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Our common stock trades on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "WGO." On April 7, 2016, the last reported sale price of our common stock on the New York Stock Exchange was $20.45 per share.

This prospectus may not be used to sell shares of common stock unless accompanied by a prospectus supplement.

Prior to making a decision about investing in our shares of common stock, you should consider carefully the risk factors beginning on page 3 of this prospectus, in any prospectus supplement relating to a specific offering, in our most recently filed Annual Report on Form 10-K and in other filings we may make from time to time with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf registration process, we may sell shares of our common stock in one or more offerings to the public up to a maximum aggregate offering of $35,000,000. This prospectus provides you with a general description of these securities. We will provide a prospectus supplement that contains specific information about any offering by us.

The prospectus supplement also may add, update or change information contained in the prospectus. You should read both this prospectus, including the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION," as well as the prospectus supplement related to any offering.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement or any "free writing prospectus." We are offering to sell, and seeking offers to buy, securities only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date of their covers, regardless of the time of delivery of this prospectus or any prospectus supplement or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since those dates. You should rely only on the information contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date - for example, a document incorporated by reference into this prospectus or any prospectus supplement - the statement in the document having the later date modifies or supersedes the earlier statement.

Unless otherwise indicated or the context requires otherwise, all references to the "Company," "we," "our" and "us" are used interchangeably to refer to Winnebago Industries, Inc., an Iowa corporation.

FORWARD-LOOKING STATEMENTS

This prospectus and each prospectus supplement include and incorporate forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "anticipates," "believes," "could," "confident," "estimates," "expects," "forecasts," "hopes," "intends," "likely," "may," "plans," "possible," "potential," "predicts," "projects," "should," "will," "would" and variations of such words and similar expressions are intended to identify forward-looking statements.

Actual results or events could differ materially from the forward-looking statements we make. Factors that could cause actual results to differ materially include, but are not limited to: increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, business interruptions, any unexpected expenses related to ERP and the information described under the heading "RISK FACTORS" beginning on page 2 of this prospectus, the factors discussed under "Item 1A. Risk Factors," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the fiscal year ended August 29, 2015 and any updates in subsequent reports filed with the SEC. We also will include or incorporate by reference in each prospectus supplement important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Should one or more known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated, projected or implied by these forward-looking statements. You should consider these factors and the other cautionary statements made in this prospectus, any prospectus supplement or the documents we incorporate by reference in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus, any prospectus supplement or the documents incorporated by reference. While we may elect to update forward-looking statements wherever they appear in this prospectus, any prospectus supplement or the documents incorporated by reference, we do not assume, and specifically disclaim, any obligation to do so, whether as a result of new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

THE COMPANY

Winnebago Industries, Inc., headquartered in Forest City, Iowa, is a leading United States manufacturer of recreation vehicles (RV) used primarily in leisure travel and outdoor recreation activities. We sell RVs through independent dealers, primarily throughout the United States and Canada. Our subsidiary, Winnebago of Indiana, LLC, manufactures travel trailers and fifth wheel RVs. Other products manufactured by us consist primarily of after-market component products and commercial vehicles.

We were incorporated under the laws of the state of Iowa on February 12, 1958, and adopted our present name on February 28, 1961. Our executive offices are located at 605 West Crystal Lake Road in Forest City, Iowa. Our telephone number is (641) 585-3535.

Our website, located at www.winnebagoind.com, provides additional information about us. On our website, you can obtain, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all of our other filings with the SEC. Our recent press releases are also available on our website. Our website also contains important information regarding our corporate governance practices. Information contained on our website is not incorporated into this prospectus or any related prospectus supplement.

RISK FACTORS

An investment in our shares of common stock involves risk. Prior to making a decision about investing in our shares of common stock, you should carefully consider any risk factors described below, the risk factors contained in a prospectus supplement relating to a specific offering, as well as the risk factors set forth in our most recently filed Annual Report on Form 10-K and any updates in subsequent reports filed with the SEC, together with all of the information appearing in this prospectus or incorporated in this prospectus by reference and any prospectus supplement and other filings we may make from time to time with the SEC. Such factors could affect actual results and cause results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also affect our business operations.

The market price of our common stock can be volatile and may decline substantially.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly and may decline in response to a variety of factors, including:

- actual or anticipated variations in quarterly results of operations;
- developments in our business or the RV industry generally;
- recommendations by securities analysts;
- the availability of wholesale and retail credit to finance the purchase of RVs;
- overall consumer confidence levels;
- perceptions in the marketplace regarding us or our competitors;
- new models or services offered by competitors; and
- significant acquisitions or business combinations, strategic partnerships, joint venture or capital commitments by or involving us, our competitors or our suppliers.

General market fluctuations, general economic and political conditions and events, such as economic slowdowns or interest rate changes, could also cause our stock price to decrease regardless of operating results. Stock markets in general and our common stock in particular have experienced significant volatility over the past two years, and continue to experience significant price and volume volatility. As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects.

We have authorization to issue shares of preferred stock with greater rights than our common stock.

Although we have no current plans, arrangements, understandings or agreements to do so, our articles of incorporation authorize the board of directors to issue one or more series of preferred stock and set the terms of the stock without seeking approval from holders of our common stock. Preferred stock that is issued may have preferential rights over the common stock, in terms of dividends, liquidation rights and voting rights.

Future equity issuances and exercises of outstanding options could result in dilution and depress stock prices.

From time to time, we issue restricted stock and deferred stock units settled in our common stock and options to purchase our common stock to employees and directors as compensation and as incentives. Vesting of restricted stock and stock units and the exercises of options could result in dilution to existing shareholders. In addition, although we do not presently intend to do so, we may seek to raise capital from the equity markets at discounted prices, which could result in dilution to existing shareholders.

In fiscal 2015 we began paying quarterly common stock dividends again, but we cannot assure you that we will pay dividends in the future.

In fiscal year 2015, our board of directors announced the reinstatement of a quarterly common stock dividend of $.09 per share and increased the dividend to $0.10 in fiscal 2016. The board had previously determined to suspend dividend payment from 2008 to 2015 to conserve capital and maintain liquidity. The fact that we began paying quarterly dividends again is no guarantee that we will continue to pay quarterly dividends. Any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the approval of the lenders participating in our credit facility, our earnings and financial condition and such other factors as our board of directors may deem relevant from time to time.

Our articles of incorporation and by-laws, as well as Iowa law, may have an anti-takeover effect.

Provisions of our articles of incorporation, by-laws and the Iowa Business Corporation Act, or "Iowa law," could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our shareholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds from this offering that we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

USE OF PROCEEDS

Except as may be otherwise set forth in any prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from sales of common stock offered pursuant to this prospectus for working capital, capital expenditures and general corporate purposes, which may include the repayment of any indebtedness outstanding from time to time or for acquisitions. Pending these uses, the net proceeds may be temporarily invested in short-term securities.

DESCRIPTION OF CAPITAL STOCK

This section describes the general terms of our capital stock. A prospectus supplement may provide information that is different from this prospectus. If the information in the prospectus supplement differs from this prospectus, you should rely on the information in the prospectus supplement. The description of our capital stock in this prospectus and any description in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to Iowa law, the actual terms and provisions contained in our articles of incorporation and by-laws, each as amended from time to time, and other documents incorporated in this prospectus by reference. A copy of our articles of incorporation and by‑laws, as amended, has been incorporated by reference from our filings with the SEC as exhibits to the registration statement.

Authorized Shares

Under our articles of incorporation, we are authorized to issue 60,000,000 shares of common stock, par value $.50 per share. As of April 7, 2016, 51,776,380 shares of our common stock were issued, of which 24,884,314 shares of common stock were held in treasury. Shares of common stock issued pursuant to this prospectus and any applicable prospectus supplement may consist in whole or in part of treasury shares. We are also authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share. In 2000, we created a series of preferred stock designated as "Series A Preferred Stock" in connection with a shareholder rights plan. The number of shares constituting such series is 300,000. The shareholder rights plan expired in 2010, and no shares of such Series A Preferred Stock or any other preferred stock are currently outstanding. Without shareholder approval, we may issue preferred stock in the future in such series as may be designated by our board of directors. In creating any such series, our board of directors has the authority to fix the rights and preferences of each series with respect to, among other things, the dividend rate, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights. The terms of any series of preferred stock that we may issue in the future may provide the holders of such preferred stock with rights that are senior to the rights of the holders of our common stock.

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share of record on all matters submitted to vote of shareholders and, except as otherwise required by law or in any certificate of designation creating a series of preferred stock, will vote together as a single class with the holders of any outstanding preferred stock and any other capital stock having general voting rights on all matters submitted to a vote of shareholders of the Company. At a meeting of shareholders at which a quorum is present, all questions other than the election of directors shall be decided by determining if the votes cast by shareholders favoring the action exceed the votes casts by shareholders opposing the action, unless the matter is one upon which a different vote is required by express provision of Iowa law, the New York Stock Exchange or our articles of incorporation or by-laws. Directors will be elected by a plurality of the votes of the shares present at a meeting at which a quorum is present. Holders of shares of common stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividend Rights

Holders of our common stock are entitled to receive dividends or other distributions when, as and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to the possible prior rights of holders of preferred stock that may be issued in the future, and the availability of sufficient funds under Iowa law to pay dividends. Whenever any dividends or other distributions payable on any outstanding Series A Preferred Stock are in arrears, no dividends or other distributions may be declared or paid on the common stock.

Under our current credit facility with Wells Fargo Capital Finance, as agent, which was recently assigned from General Electric Capital Corporation, as agent, we may not make cash dividends, distributions or payments with respect to our common stock without the consent of Wells Fargo Capital Finance, as agent and any lenders thereunder, in their sole discretion. No consent is required for cash dividends and purchases of company stock up to $15 million annually as this is excluded from the Restricted Payment Basket.

Preemptive Rights

The holders of our common stock do not have preemptive rights to purchase or subscribe for any of our capital stock or other securities.

Redemption

The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, subject to the rights of the holders of preferred stock that may be issued in the future, the holders of shares of our common stock are entitled to receive any of our remaining assets available for distribution to our shareholders ratably in proportion to the number of shares of common stock held by them.

Options, Restricted Shares and Deferred Stock Units

As of April 7, 2016, we had outstanding (i) stock options to purchase 10,000 shares of our common stock, all of which were issuable upon exercise of vested stock options as of that date, (ii) 296,794 unvested restricted stock awards and (iii) 84,508 stock units held by certain of our directors, which are to be settled 100% in our common stock.

Listing

Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "WGO."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A., Attention: Wells Fargo Shareowner Services, 161 North Concord Exchange, South St. Paul, Minnesota 55075-1139.

Anti‑takeover Measures

Certain provisions of our articles of incorporation and by-laws, as amended, and Iowa law, as well as other actions that the Company has taken, could make our acquisition by a third party, a change in our incumbent management or a similar change in control more difficult, including:

- an acquisition of us by means of a tender or exchange offer;
- an acquisition of us by means of a proxy contest or otherwise; or
- the removal of a majority or all of our incumbent officers and directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal. The existence of these provisions which are described below could limit the price that investors might otherwise pay in the future for our common stock. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and by-laws, as amended from time to time.

Articles of Incorporation, By-laws and Iowa Law

Authorized But Unissued Capital Stock

We have shares of common stock, including treasury shares, and preferred stock available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. We may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in the Company by means of a merger, tender offer, proxy contest or otherwise. In addition, if we issue preferred stock, the issuance could adversely affect the likelihood that common shareholders will receive dividend payments and payments upon liquidation.

Blank Check Preferred Stock

Our board of directors, without shareholder approval, has the authority under our articles of incorporation, as amended, to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Number of Directors; Removal; Filling Vacancies

Our articles of incorporation, as amended, provide that the number of directors shall be not more than 15 and not less than three, the precise number to be determined by resolution of the Board of Directors from time to time. Iowa law provides that a director cannot be removed by written consent of shareholders unless written consents are obtained from the holders of all the outstanding shares entitled to vote on the removal of the director. Iowa law further provides that vacancies on our board of directors may be filled by the remaining directors, even if there is less than a quorum of director votes to fill such vacancy. These provisions may make it more difficult for shareholders to remove a director or fill a director vacancy.

Shareholder Action

Iowa law provides that shareholders may act outside of a meeting by written consent only if one or more written consents describing the action taken are signed by the holders of outstanding shares having not less than ninety percent 90% of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted. Our shareholders can only call a special shareholders meeting if the holders of not less than 50% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver one or more written demands that describe the purpose or purposes for which the special meeting is to be held. These provisions may prevent shareholders from taking action outside of an annual meeting because, unless such person or entity acquires a sufficient amount of our outstanding voting stock, the person or entity would not be able to call a shareholder meeting or act by written consent.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our by-laws, as amended, provide that a shareholder seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice of this intention in writing. To be timely, a shareholder must generally deliver the notice in writing to our Corporate Secretary at our principal executive offices not less than 90 and nor more than 120 days prior to the first anniversary of the preceding year's annual meeting, subject to certain exceptions. Our by-laws also specify requirements as to the form and content of the shareholder's notice. These provisions could delay shareholder actions that are favored by the holders of a majority of our outstanding shares until the next shareholders' meeting.

Classified Board of Directors

Our board of directors is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms. One class of directors is elected at each annual meeting to serve a term of three years. Amendments to the staggered board provisions require that the affirmative vote of the holders of 75% of all issued and outstanding shares of the Company entitled to vote thereon and voting together as a single class. The effect of a classified board of directors may be to make it more difficult to acquire control of the Company.

Iowa Business Combination Statute

We are subject to the provisions of Section 490.1110 of the Iowa Business Corporation Act (the "Business Combination Statute"). Under the Business Combination Statute, certain "business combinations" between an Iowa corporation whose stock is publicly traded or held by more than 2,000 shareholders and an "interested shareholder" are prohibited for a three-year period following the date that such a shareholder became an interested shareholder, unless: (i) prior to the time the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (ii) at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders (such approval shall not be by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested shareholder; or (iii) upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employee participants do not have a confidential right to tender or vote stock held by the plan). The three-year prohibition also does not apply to certain business combinations proposed by an interested shareholder following the announcement or notification, but prior to the consummation or abandonment, of certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years, subject to certain exceptions. The term "business combination" is defined generally to include mergers or consolidations between an Iowa corporation and an "interested shareholder," transactions with an "interested shareholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested shareholder's percentage ownership of stock. The term "interested shareholder" is defined generally as a shareholder who, together with affiliates and associates, owns (or, within three years prior, did own) 10% or more of an Iowa corporation's voting stock.

Potential Payments Upon a Change of Control

Certain of our executive officers have entered into change of control agreements with the Company. In the event of a "change of control" of the Company, as that term is defined in the agreements, each such executive (provided such change of control occurs when the executive is in the employ of the Company) would generally receive, in the event he or she ceases to be employed by the Company within three years following a change of control of the Company (for a reason other than death, disability, willful misconduct, normal retirement or, under certain circumstances, a voluntary termination of employment by the executive), a lump-sum equal to three times the average of the aggregate annual compensation paid to the executive during the Company's three fiscal years preceding the change of control. In addition, under some of the change of control agreements, if it is determined that any payment or distribution made by the Company to the executive would be subject to federal excise tax, the Company would pay to the executive officer an additional payment, or "gross-up benefit," so that he or she would not be subject to a net reduction in compensation due to the imposition of the excise tax.

These agreements were designed to reinforce and encourage our executives to maintain objectivity and a high level of attention to their duties without distraction from the possibility of a change of control of the Company. However, the existence of these provisions could limit the price that a potential acquirer might otherwise pay in the future for our common stock.

PLAN OF DISTRIBUTION

We may sell the shares of common stock offered by this prospectus through underwriters, dealers, agents, directly to other purchasers or through a combination of these methods as described in the prospectus supplement relating to an offering of shares of common stock. The distribution of the shares of common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

The applicable prospectus supplement will contain specific information relating to the terms of the offering, including:

• the name or names of any underwriters or agents;
• the purchase price of the shares of common stock;
• our net proceeds from the sale of the shares of common stock;
• any underwriting discounts and other items constituting underwriters' compensation; and
• the initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

If underwriters are used in the sale, the shares of common stock will be acquired by the underwriters for their own account. Underwriters may offer the common stock directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to certain conditions. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the shares of common stock to the dealers as principals. The dealers may then resell the common stock to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

We may sell the shares of common stock directly to the public, without the use of underwriters, dealers or agents. We may also sell the common stock through agents we designate from time to time. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

General Information

Underwriters, dealers and agents that participate in the distribution of shares of common stock may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of shares of common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement. Our outstanding common stock is listed for trading on the New York Stock Exchange and the Chicago Stock Exchange. We may engage in at-the-market offerings into an existing trading market in accordance with Securities Act Rule 415 (a)(4). Any at-the-market offering will be through an underwriter or underwriters acting as principal or agent for us.

Under agreements into which we may enter in connection with the sale of shares of common stock, underwriters, dealers and agents who participate in the distribution of shares of common stock may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act.

Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

LEGAL OPINIONS

The validity of the securities offered hereby will be passed upon by Lindquist & Vennum, LLP, Minneapolis, Minnesota. Certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K, and the effectiveness of Winnebago Industries, Inc. and subsidiaries' internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. The complete text of such contracts and documents are exhibits to the registration statement, or exhibits to the filings incorporated by reference. Please see "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" below.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in or incorporated by reference in this prospectus. We incorporate by reference the following documents, other than any portion of any such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules:

- Our Annual Report on Form 10-K for the year ended August 29, 2015;
- Our Quarterly Report on Form 10-Q for the three months ended November 28, 2015 and February 27, 2016;
- Our Current Reports on Form 8-K, filed with the SEC (to the extent such Current Report, or portion thereof, is deemed filed for the purpose of the Exchange Act) on September 15, 2015, September 25, 2015, September 29, 2015, October 2, 2015, October 15, 2015, December 8, 2015, December 16, 2015, December 17, 2015, December 21, 2015, March 11, 2016, March 24, 2016, March 29, 2016; and
- The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended August 29, 2015 from our definitive proxy statement on Schedule 14A filed with the SEC on November 13, 2015.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of documents not deemed filed in accordance with the Exchange Act and applicable SEC rules) on or after the date of this prospectus until we sell all of the shares of common stock referred to herein.

You may request a copy of these filings, which we shall deliver to you, together with all exhibits thereto, at no cost, by writing or telephoning us as follows:

Winnebago Industries, Inc.
Attention: Investor Relations
P.O. Box 152
605 W. Crystal Lake Rd.
Forest City, IA
Phone: (641) 585-6966

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus or any accompanying prospectus supplement, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus or any accompanying prospectus supplement, except as so modified or superseded. Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or any accompanying prospectus supplement or in any documents previously incorporated by reference have been modified or superseded.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below is an estimate of the approximate amount of our fees and expenses (other than underwriting discounts and commissions) in connection with the issuance of the Securities:

Registration fee under the Securities Act of 1933	$	3,524.50
Printing and engraving*		20,000.00
Accounting services*		30,000.00
Legal fees of company counsel*		50,000.00
Expenses and counsel fees for qualification or registration of the Securities under state securities laws*		10,000.00
Miscellaneous, including traveling, telephone, copying, shipping, and other out-of-pocket expenses*		6,475.50
Total*	$	120,000.00

_____

* Estimated. Actual amounts to be determined from time to time.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 490.851 of the Iowa Business Corporation Act gives Iowa corporations the power to indemnify directors under certain circumstances. The Articles of Incorporation of the Company provide for indemnification by the Company to the fullest extent possible of current and former directors against all expenses, liabilities and loss (including attorney's fees, judgments, fines or penalties and amounts paid or to be paid in settlement) actually incurred by such person relating to his or her conduct as a director of the Company, except that the aforesaid mandatory indemnification shall not apply (i) to a breach of a director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for a transaction from which a director derived an improper personal benefit, (iv) under Section 496A.44 of the Iowa Business Corporation Act, or (v) against judgments, penalties, fines and settlements arising from any proceeding by or in the right of the Company, or against expenses in any such case where such director shall be adjudged liable to the Company. The Articles of Incorporation further provide that the indemnification provided thereunder shall not be exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

The Iowa Business Corporation Act provides that the Company may purchase and maintain insurance on behalf of an individual who is a director or officer of the Company against liability asserted against or incurred by that individual in that capacity or arising from the individual's status as a director or officer, whether or not the Company would have power to indemnify that individual against the same liability under the Iowa Business Corporation Act. The Company maintains a directors' and officers' liability insurance policy to insure individual directors and officers against these obligations.

ITEM 16. EXHIBITS.

Exhibit Number	Description of Exhibits
1.1	Form of Underwriting or Distribution Agreement for Common Stock*
4.1	Articles of Incorporation, incorporated by reference in Exhibit 3a of the Company's Quarterly Report on Form 10-Q for the quarter ended May 27, 2000 (Commission File Number 001‑06403).
4.2	Amended By‑Laws of the Registrant, incorporated by reference in Exhibit 3.1 of the Company's Current Report on Form 8-K dated March 29, 2016 (Commission File Number 001-06403).
5.1	Opinion of counsel as to legality of the shares of common stock.
23.1	Consent of independent registered public accounting firm.
23.2	Legal counsel's consent (included in Exhibit 5.1 hereto).
24	Power of attorney (included on the signature page of the Registration Statement).

_____

* To be filed by Current Report on Form 8-K.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided however, that

    (a) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

    2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

        i. If the registrant is relying on Rule 430B:

        (a) Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

        (b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415 (a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in

Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 8, 2016.

WINNEBAGO INDUSTRIES, INC.

By   /s/ Michael J. Happe
_____
Michael J. Happe
President, Chief Executive Officer, Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below on April 8, 2016, by the following persons on behalf of the Registrant and in the capacities indicated.

Each person whose signature appears below hereby constitutes and appoints Michael J. Happe, Scott C. Folkers and Sarah N. Nielsen as such person's true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person's name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this registration statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Signature	Capacity
/s/ Michael J. Happe Michael J. Happe	President, Chief Executive Officer, Director (Principal Executive Officer)
/s/ Sarah N. Nielsen Sarah N. Nielsen	Vice President, Chief Financial Officer (Principal Financial Officer)
/s/ Christopher J. Braun Christopher J. Braun	Director
/s/ Robert M. Chiusano Robert M. Chiusano	Director
/s/ Jerry N. Currie Jerry N. Currie	Director
/s/ Lawrence A. Erickson Lawrence A. Erickson	Chairman of the Board, Director
/s/ William C. Fisher William C. Fisher	Director
/s/ David W. Miles David W. Miles	Director
/s/ Martha T. Rodamaker Martha T. Rodamaker	Director
/s/ Mark T. Schroepfer Mark T. Schroepfer	Director

Exhibit Index

Exhibit Number	Description of Exhibits
1.1	Form of Underwriting or Distribution Agreement for Common Stock*
4.1	Articles of Incorporation, incorporated by reference in Exhibit 3a of the Company's Quarterly Report on Form 10-Q for the quarter ended May 27, 2000 (Commission File Number 001‑06403).
4.2	Amended By‑Laws of the Registrant, incorporated by reference in Exhibit 3.1 of the Company's Current Report on Form 8-K dated March 29, 2016 (Commission File Number 001-06403).
5.1	Opinion of counsel as to legality of the shares of common stock.
23.1	Consent of independent registered public accounting firm.
23.2	Legal counsel's consent (included in Exhibit 5.1 hereto).
24	Power of attorney (included on the signature page of the Registration Statement).

---

* To be filed by Current Report on Form 8-K.

Lindquist & Vennum LLP
80 South Eighth Street
4200 IDS Center
Minneapolis, MN 55402-2100
Phone: (612) 371-3211
Fax: (612) 371-3207

Exhibit 5.1

April 7, 2016

Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436

Re: Winnebago Industries, Inc.

                             Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel to Winnebago Industries, Inc., an Iowa corporation (the *"Company"*), in connection with the preparation and filing with the Securities and Exchange Commission (the *"Commission"*) under the Securities Act of 1933, as amended (the *"Securities Act"*) of a registration statement on Form S‑3 (the *"Registration Statement"*) relating to the offering from time to time, of shares of the Company's common stock, par value $0.50 per share (the *"Common Stock"*). The Common Stock offered hereunder is to be offered by the Company on a delayed or continuous basis pursuant to the provisions of Rule 415 under the Securities Act.

In connection with this opinion, we have examined such corporate records, documents, instruments, certificates of public officials and of the Company and such questions of law we have deemed necessary for the purpose of rendering the opinions set forth herein. We have also examined the Registration Statement. In such examination, we have assumed that (i) all information contained in all documents reviewed by us is true and correct, (ii) all signatures on all documents examined by us are genuine, (iii) all documents submitted to us as originals are authentic and all documents submitted to us as copies conform to the originals of those documents, (iv) each natural person signing any documents reviewed by us had the legal capacity to do so and (v) each person signing in a representative capacity (other than on behalf of the Company) any document reviewed by us had authority to sign in such capacity. As to any facts material to our opinion, we have made no independent investigation of such facts and have relied, to the extent that we deem such reliance proper, upon certificates of public officials and officers or other representatives of the Company.

The opinions hereinafter expressed are subject to the following qualifications and exceptions:

(a)   the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, and without limiting the generality of the foregoing qualification;

(b)   limitations imposed by general principles of equity upon the availability of equitable remedies and the effect of judicial decisions which have held that certain provisions are unenforceable where their enforcement would violate the implied covenant of good faith and fair dealing, or which would be commercially unreasonable, or where their breach is not material;

(c)   we express no opinion as to the enforceability of any provisions of any agreement providing for indemnification or contribution, to the extent such indemnification or contribution is against public policy;

(d)   our opinion is based upon current statutes, rules, regulations, cases and official interpretative opinions, and it covers certain items that are not directly or definitively addressed by such authorities.

Based upon the foregoing and subject to the qualifications and limitations set forth herein, we are of the opinion that when (i) the Board of Directors of the Company has taken all necessary corporate action to approve the issuance and terms of the

Common Stock, the terms of the offering thereof and related matters, (ii) the Registration Statement, as finally amended (including all necessary post-effective amendments), has become effective under the Securities Act and (iii) the Common Stock has been delivered by the Company upon purchase thereof and payment in full therefore as contemplated by the prospectus contained in the Registration Statement and any prospectus supplements, the Common Stock will be validly issued, fully paid and nonassessable.

In rendering the opinions expressed above, we have further assumed that (i) the Registration Statement, and any amendments thereto (including any post-effective amendments), will comply with all applicable laws and such effectiveness shall not have been terminated or rescinded, (ii) a prospectus supplement will have been prepared and timely filed with the Commission describing the Common Stock, (iii) all Common Stock will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the applicable prospectus supplement, (iv) if required by the transaction, a definitive purchase, underwriting or similar agreement with respect to any offer and sale of the Common Stock covered by the Registration Statement will have been duly authorized and validly executed and delivered by the Company and the other parties thereto, (v) the Company will authorize the offering and issuance of the Common Stock and will authorize, execute and deliver any and all documents contemplated thereby or by the Registration Statement or any applicable prospectus supplement relating thereto, and will take any other appropriate additional corporate action with respect thereto, (vi) certificates, if required, representing the Common Stock will be duly executed and delivered and, to the extent required by any applicable agreement, duly authenticated and countersigned and (vii) a sufficient number of shares of Common Stock will be authorized and available for issuance and the consideration therefor will not be less than the par value of the shares of the Common Stock.

The foregoing opinions are limited in all respects to the corporate laws of the State of Iowa and the federal laws of United States of America and, to the extent that judicial or regulatory orders or decrees or consents, approvals, licenses, authorizations, validations, filings, recordings or registrations with governmental authorities are relevant, to those required under such laws, and we do not express any opinions as to the laws of any other jurisdiction. The Common Stock may be issued from time to time on a delayed or continuous basis, and this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereof, which laws are subject to change with possible retroactive effect and to the facts as they presently exist.

We hereby consent to the use of our name under the heading "Legal Opinions" in the Registration Statement to be filed by the Company with the Commission. We further consent to your filing a copy of this opinion as Exhibit 5.1 to the Registration Statement. In giving such permission, we do not admit hereby that we come within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Commission thereunder. We disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.

Sincerely,

/s/ Linquist & Vennum LLP

**CONSENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated October 27, 2015, relating to the consolidated financial statements of Winnebago Industries, Inc. and subsidiaries, and the effectiveness of Winnebago Industries, Inc. and subsidiaries' internal control over financial reporting, appearing in the Annual Report on Form 10-K of Winnebago Industries, Inc. for the year ended August 29, 2015, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
April 8, 2016